# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Telesat Corp, CIK 0001845840
CUSIP: 879512309
Title of class of securities: Class A common and Class B variable voting shares, no par value per share
Address of issuer's principal executive offices: 160 ELGIN ST, 160 ELGIN ST, OTTAWA, Ontario Canada (A6), K2P 2P7
Date of event which requires filing of this statement: 03/11/2025
Amends the filing with accession number 0000807249-21-000188
Filed by CIK 0000807249
Persons authorized to receive notices and communications: DAVID GOLDMAN, GAMCO INVESTORS, INC., ONE CORPORATE CENTER, RYE, New York (NY), 10580, 9149215000

## Reporting persons
- GAMCO INVESTORS, INC. ET AL (CIK 0000807249): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 1,200; shared voting power 0; sole dispositive power 1,200; shared dispositive power 0; aggregate amount beneficially owned 1,200 (0% of the class); the aggregate amount excludes certain shares
- GABELLI FUNDS LLC (CIK 0001081407): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 729,979; shared voting power 0; sole dispositive power 729,979; shared dispositive power 0; aggregate amount beneficially owned 729,979 (5.2% of the class)
- GAMCO Asset Management Inc. (CIK 0001460612): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 1,759,388; shared voting power 0; sole dispositive power 1,812,488; shared dispositive power 0; aggregate amount beneficially owned 1,812,488 (13% of the class)
- GABELLI & Co INVESTMENT ADVISERS, INC. (CIK 0000932724): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 75,911; shared voting power 0; sole dispositive power 75,911; shared dispositive power 0; aggregate amount beneficially owned 75,911 (0.5% of the class)
- GABELLI FOUNDATION, INC.: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 59,000; shared voting power 0; sole dispositive power 59,000; shared dispositive power 0; aggregate amount beneficially owned 59,000 (0.4% of the class)
- MJG ASSOCIATES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 14,300; shared voting power 0; sole dispositive power 14,300; shared dispositive power 0; aggregate amount beneficially owned 14,300 (0.1% of the class)
- GGCP, INC. (CIK 0001238894): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 10,000; shared voting power 0; sole dispositive power 10,000; shared dispositive power 0; aggregate amount beneficially owned 10,000 (0.1% of the class); the aggregate amount excludes certain shares
- Associated Capital Group, Inc. (CIK 0001642122): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 9,900; shared voting power 0; sole dispositive power 9,900; shared dispositive power 0; aggregate amount beneficially owned 9,900 (0.1% of the class); the aggregate amount excludes certain shares
- GABELLI MARIO J (CIK 0001185533): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A common and Class B variable voting shares, no par value per share
Name of issuer: Telesat Corp
Address of issuer's principal executive offices: 160 ELGIN ST, 160 ELGIN ST, OTTAWA, Ontario Canada (A6), K2P 2P7

## Item 2. Identity and Background
Name of person filing: This statement is being filed by one or more of the following persons: GGCP, Inc. (GGCP), GGCP Holdings LLC (GGCP Holdings), GAMCO Investors, Inc. (GBL), Associated Capital Group, Inc. (AC), Gabelli Funds, LLC (Gabelli Funds), GAMCO Asset Management Inc. (GAMCO), Teton Advisors, LLC (Teton Advisors), Keeley-Teton Advisors, LLC (Keeley-Teton), Gabelli & Company Investment Advisers, Inc. (GCIA), Morgan Group Holding Co., (MGH), G.research, LLC (G.research), MJG Associates, Inc. (MJG Associates), Gabelli Securities International (Bermuda) Limited (GSIL), Gabelli Foundation, Inc. (Foundation), Mario Gabelli, LICT and CIBL. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the Reporting Persons.
Residence or business address: GAMCO is a New York corporation and GBL and MGH are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830. GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. Teton Advisors is a Delaware limited liability company having its principal place of business at 189 Mason Street, Greenwich, CT 06830. Keeley-Teton Advisors is a Delaware limited liability company having its principal place of business at 141 W. Jackson Blvd., Chicago, IL 60604. MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
Present principal occupation or employment:
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC. GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below. AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (Advisers Act). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts. As a part of its business, GCIA may purchase or sell securities for its own account. GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.

G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (1934 Act), which may as a part of its business purchase and sell securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Merger Plus+ Trust Plc, The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF, Gabelli Commercial Aerospace & Defense ETF, Gabelli Financial Services Opportunities ETF (collectively, the Funds), which are registered investment companies. Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.

Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Convertible Securities Fund, The Teton Westwood Balanced Fund, and The TETON Westwood Equity Fund. The TETON Westwood Mighty Mites Fund and the Teton Convertible Securities Fund are subadvised by Gabelli Funds, and their holdings are included in this filing.

Keeley-Teton, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The Teton Westwood Smallcap Equity Fund, The Keeley Small Cap Dividend Value Fund, The Keeley Small-Mid Cap Value Fund, and The Keeley Mid Cap Dividend Value Fund, as well as to institutional and individual clients.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC. Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.

CIBL is a holding company with interest in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.

Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC. Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of MGH and indirectly of Teton Advisors and Keeley-Teton Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Securities to which this Schedule 13D relates is 2,712,778 shares, representing 19.46% of the 13,940,086 shares outstanding as reported by the Issuer as of September 30, 2024. The Reporting Persons beneficially own those Securities as follows: AC 9,900 shares 0.07%, GCIA 75,911 shares 0.54%, Foundation 59,000 shares 0.42%, Funds 729,979 shares 5.24%, GAMCO 1,812,488 shares 13.00%, GBL 1,200 shares 0.01%, GGCP 10,000 shares 0.07% and MJG Associates 14,300 shares 0.10%.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 53,100 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Funds shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
Transactions in the class effected during the past sixty days:
Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth below:

DATE SHARES PURCHASED PRICE
/SOLD

ASSOCIATED CAPITAL GROUP, INC.
2/26/2025 -500 18.3044
2/24/2025 -500 18.2626

GABELLI & COMPANY INVESTMENT ADVISERS, INC
GABELLI ASSOCIATES FUND II
2/14/2025 -100 22.8721
2/13/2025 -150 23.0010
2/12/2025 -100 21.7744
2/10/2025 -200 20.6804
1/30/2025 -200 19.4507
GABELLI ASSOCIATES FUND
2/14/2025 -350 22.8721
2/13/2025 -350 23.0010
2/12/2025 -350 21.7744
2/10/2025 -550 20.6804
1/30/2025 -1,300 19.4507
1/22/2025 -200 18.2931
GABELLI ASSOCIATES LIMITED II E
2/14/2025 -200 22.8721
2/13/2025 -250 23.0010
2/12/2025 -200 21.7744
2/10/2025 -700 20.6804
1/30/2025 -850 19.4507
1/22/2025 -200 18.2931
GABELLI ASSOCIATES LIMITED
2/14/2025 -700 22.8721
2/13/2025 -650 23.0010
2/12/2025 -700 21.7744
2/10/2025 -950 20.6804
1/30/2025 -300 19.4507

GABELLI FUNDS, LLC
GABELLI EQUITY INCOME FUND
3/10/2025 -500 17.8200
1/28/2025 -500 16.9960
GABELLI ENTERPRISE M&A FUND
2/14/2025 -1,500 23.0327
GAMCO MERGER ARBITRAGE UCITS
2/14/2025 -950 22.8721
2/13/2025 -950 23.0010
2/12/2025 -950 21.7744
2/10/2025 -855 20.6804
1/30/2025 -5,871 19.4507
1/22/2025 -4,500 18.2931
GABELLI MULTIMEDIA TRUST
3/3/2025 1,405 16.1500
2/28/2025 195 17.6073
1/29/2025 -2,000 17.4876
GABELLI GLOBAL SMALL & MIDCAP VALUE TRUST
1/28/2025 1,000 17.0700
GABELLI GLOBAL UTILITY & INCOME TRUST
2/24/2025 -1,500 18.3569
2/11/2025 -500 21.2320
GABELLI MERGER PLUS+ TRUST
2/14/2025 -200 22.8721
2/13/2025 -150 23.0010
2/12/2025 -200 21.7744
2/10/2025 -250 20.6804
1/30/2025 -650 19.4507
1/22/2025 -100 18.2931
GABELLI SMALL CAP GROWTH FUND
1/13/2025 -700 15.7172
GABELLI UTILITIES FUND
2/13/2025 -2,200 22.4500
2/11/2025 -800 21.0300
1/15/2025 -1,200 14.9963
1/13/2025 -300 16.0000

GAMCO ASSET MANAGEMENT INC.
3/11/2025 -6,000 20.2518
3/10/2025 150 17.1580
3/7/2025 -1,000 17.5860
3/6/2025 -200 17.3000
3/6/2025 -700 17.5900
3/5/2025 -5,800 16.6784
2/27/2025 -200 17.6891
2/25/2025 -13,000 18.3044
2/24/2025 -500 18.5222
2/21/2025 1,372 19.1117
2/19/2025 -1,500 20.6167
2/19/2025 -300 21.2067
2/18/2025 350 21.6500
2/18/2025 -500 22.1265
2/13/2025 -900 22.8261
2/12/2025 -600 21.4603
2/11/2025 -300 21.1000
2/10/2025 -200 20.4500
2/6/2025 -2,027 19.9230
2/5/2025 -2,173 19.6327
2/4/2025 150 18.8886
1/31/2025 -2,000 18.8545
1/31/2025 -500 18.9200
1/30/2025 -1,200 18.9392
1/28/2025 228 16.9500
1/27/2025 -500 17.3550
1/21/2025 -2,731 17.1240
1/17/2025 -1,554 16.2640
1/16/2025 700 15.9730
1/16/2025 -2,000 16.0530
1/14/2025 -1,300 15.0031

MJG ASSOCIATES, INC.
GABELLI INTERNATIONAL LIMITED
3/11/2025 -3,200 21.2448
2/11/2025 -400 21.2500
2/10/2025 -400 20.5562
2/6/2025 -600 19.7400
2/4/2025 -600 19.0700
1/30/2025 -800 19.3362
GABELLI FUND, LDC
1/15/2025 -300 14.9000
Other persons with the right to receive dividends or sale proceeds: The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- GAMCO INVESTORS, INC. ET AL: PETER D. GOLDSTEIN, GENERAL COUNSEL (03/12/2025)
- GABELLI FUNDS LLC: DAVID GOLDMAN, GENERAL COUNSEL (03/12/2025)
- GAMCO Asset Management Inc.: DOUGLAS R. JAMIESON, PRESIDENT (03/12/2025)
- GABELLI & Co INVESTMENT ADVISERS, INC.: DOUGLAS R. JAMIESON, PRESIDENT (03/12/2025)
- GABELLI FOUNDATION, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (03/12/2025)
- MJG ASSOCIATES, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (03/12/2025)
- GGCP, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (03/12/2025)
- Associated Capital Group, Inc.: DOUGLAS R. JAMIESON, PRESIDENT & CEO (03/12/2025)
- GABELLI MARIO J: DAVID GOLDMAN, ATTORNEY-IN-FACT (03/12/2025)